

07005760

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49016

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: B. Riley & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.



SEC MAIL
RECEIVED
PROCESSING
MAR - 6 2007
WASH, D.C.
186

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11100 Santa Monica Blvd., Suite 800
(No and Street)

Los Angeles (City) California (State) 90025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Tom Kelleher (310) 966-1444
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 1 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tom Kelleher, ~~swear~~ (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of B. Riley & Company, Inc., as of December 31, 20 06, are true and correct. I further ~~swear~~ (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of Los Angeles
Subscribed and ~~sworn~~ (or affirmed) to before me this 17th day of January, 2007

[signature]
Notary Public

[signature]
Signature

CEO
Title



DEANN CRADDOLPH
COMM. #1413241
Notary Public-California
LOS ANGELES COUNTY
My Comm. Exp. May 20, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.

Certified Public Accountants

Independent Auditor's Report

Board of Directors
B. Riley & Co., Inc.:

We have audited the accompanying statement of financial condition of B. Riley & Co., Inc. (the Company) as of December 31, 2006, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of B. Riley & Co., Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 26, 2007

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

B. Riley & Co., Inc.
Statement of Financial Condition
December 31, 2006

Assets

Cash	$ 2,869,101
Deposit with clearing organization	102,764
Marketable securities, at market value	7,866,374
Receivable from related parties	301,583
Other receivables, net	330,135
Automobile, furniture, equipment, and leasehold improvements, net	164,155
Investments, at estimated fair value	1,156,550
Prepaid expenses	59,823
Refundable deposits	136,640
Other assets	1,117
Total assets	$ 12,988,242

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued expenses	$ 341,690
Payable to brokers and dealers	197,232
Payable to clearing organization	1,431,889
Salaries and bonuses payable	1,369,634
Securities sold, not yet purchased, at market value	1,784,924
Income taxes payable	18,959
Automobile loans payable	117,376
Total liabilities	5,261,704

Stockholder's equity

Common stock, no par value, 1,500 shares authorized, issued and outstanding	200,000
Additional paid-in capital	5,398,230
Retained earnings	1,964,027
Unrealized gains (losses) on investments, at estimated fair value	164,281
Total stockholder's equity	7,726,538
Total liabilities and stockholder's equity	$ 12,988,242

The accompanying notes are an integral part of these financial statements.

B. Riley & Co., Inc.
Statement of Income
For the Year Ended December 31, 2006

Revenue	
Commissions	$ 10,133,914
Corporate finance	6,034,881
Gains (losses) from investments in securities	1,428,025
Rental income	129,820
Interest and dividends	405,913
Gains (losses) on sale of investments, at estimated fair value	6,105,338
Gain (loss) on disposition of assets	13,806
Other income	264,390
Total revenue	24,516,087
Expenses	
Employee compensation and benefits	3,581,442
Commissions, clearing fees and floor brokerage	13,019,275
Communications	68,908
Interest	324,343
Occupancy & equipment rental	594,831
Taxes, other than income taxes	603,863
Other operating expenses	1,777,140
Total expenses	19,969,802
Net income (loss) before income tax provision	4,546,285
Income tax provision	72,171
Net income (loss)	$ 4,474,114

The accompanying notes are an integral part of these financial statements.

B. Riley & Co., Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2006

	Common Stock	Additional Paid-in Capital	Retained Earnings	Unrealized Gains (Losses) on Investments, at Estimated Fair Value	Total	Comprehensive Income (Loss)
Balance at December 31, 2005	$ 200,000	$ 2,154,230	$ 4,310,233	$ 1,875,227	$ 8,539,690	
Additional investment	–	3,244,000	–	–	3,244,000	
Stockholder distributions	–	–	(6,820,320)	–	(6,820,320)	
Net gains (losses) on investments, at estimated fair value	–	–	–	(1,710,946)	(1,710,946)	$ (1,710,946)
Net income (loss)	–	–	4,474,114	–	4,474,114	4,474,114
Balance at December 31, 2006	$ 200,000	$ 5,398,230	$ 1,964,027	$ 164,281	$ 7,726,538	$ 2,763,168

The accompanying notes are an integral part of these financial statements.

B. Riley & Co., Inc.
Statement of Cash Flows
For the Year Ended December 31, 2006

Cash flows from operating activities:		
Net income (loss)		$ 4,474,114
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	$ 63,470	
(Gains) losses on sale of investments, at estimated fair value	(6,105,338)	
(Gain) loss on disposition of assets	(13,806)	
(Increase) decrease in:		
Marketable securities, at market	2,765,496	
Other receivables	(245,404)	
Clearing deposit	(23,273)	
Prepaid expenses	10,246	
Prepaid income taxes	43,200	
Deposits	(87,584)	
Other assets	732	
(Decrease) increase in:		
Accounts payable and accrued expense	(152,300)	
Payable to brokers and dealers	(14,517)	
Salaries and bonuses payable	477,834	
Income taxes payable	18,959	
Securities sold, not yet purchased, at market	(733,777)	
Total adjustments		(3,996,062)
Net cash provided by (used in) operating activities		478,052
Cash flows from investing activities:		
Proceeds from sale of investments, at estimated fair value	10,479,579	
Purchase of investments, at estimated fair value	(308,744)	
Purchase of furniture and equipment	(21,524)	
Warrants exercised	31,500	
Net cash provided by (used in) investing activities		10,180,811
Cash flows from financing activities:		
Repayment of loans made to related parties	(299,737)	
Principal payments of automobile loans	(24,804)	
Repayment of payable to clearing organization	(2,657,877)	
Proceeds from issuance of additional paid-in capital	3,244,000	
Unrealized gains (losses) on investments	(1,710,946)	
Stockholder distributions	(6,820,320)	
Net cash provided by (used in) financing activities		(8,269,684)
Net increase (decrease) in cash		2,389,179
Cash at beginning of year		479,922
Cash at end of year		$ 2,869,101

The accompanying notes are an integral part of these financial statements.

B. Riley & Co., Inc.
Statement of Cash Flows
For the Year Ended December 31, 2006

Supplemental disclosure of cash flow information:

Cash paid during the year for:

Interest	$	324,343
Income taxes	$	30,000

Non-cash investing and financing transactions:

The Company reclassified $1,893,278 from unrealized gains on investments, at estimated fair value in other comprehensive income to the income statement, for investments which were sold. The remaining assets were marked to market for $182,332.

The Company traded in one of its automobiles for another automobile valued at $108,495. The Company financed the new car with a loan and a $29,079 benefit for the trade in, which was $13,807 above the book value of the trade in.

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

B. Riley & Co., Inc. (the "Company") was incorporated in the State of Delaware on February 15, 1996. The Company commenced operations on February 3, 1997. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investors Protection Corporation ("SIPC").

The Company does not hold customer funds or securities and conducts business on a fully disclosed basis, whereby all transactions are cleared by another broker/dealer.

The Company primarily earns commissions through the sale of equities and market making. The Company also provides investment banking services by engagement and trades securities for its own account.

In the normal course of business, the Company's customer activities involve the execution and settlement of various customers securities and financial instrument transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contractual obligations.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions are recorded on a trade date basis for both the Company's customers and the Company. Marketable securities owned by the Company are accounted for at market value, with market value based on current published market prices. The resulting difference between cost and market (or fair value) is included in income.

Automobile, furniture, equipment, and leasehold improvements are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Automobile, furniture, equipment and leasehold improvements are depreciated over their estimated useful lives ranging from five (5) to thirty-nine (39) years by the double–declining balance method.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company, with the consent of its Stockholder, has elected to be an S Corporation and accordingly has its income taxed under Section 1362 of the Internal Revenue Code, which provides that in lieu of corporate income taxes, the Stockholder is taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum Franchise Tax and a tax rate of 1.5% over the minimum Franchise Fee of $800.

The Company has elected to report the statement of changes in stockholder's equity without disclosing the accumulated adjustment account and other equity accounts pertinent to an S Corporation. There is no financial impact to these financial statements.

Note 2: DEPOSITS WITH CLEARING ORGANIZATION

The Company has deposited $100,000 with its clearing firm as security for its transactions with them. Interest is paid monthly on the deposit at the average overnight repurchase rate. The balance at December 31, 2006, includes interest earned for a deposit total of $102,764.

Note 3: SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of trading securities at quoted market values, as follows:

	Owned	Sold Not Yet Purchased
Corporate stocks	$ 7,866,374	$ 1,784,294

Note 4: OTHER RECEIVABLES, NET

Other receivables are valued and reported at net realizable value. As of December 31, 2006, the Company recorded a provision for the expected uncollectibility of $8,852 on a $338,987 receivable. This estimate is entered as a bad debt expense and is included in other operating expenses.

Accounts receivable	$ 338,987
Less: Allowance for doubtful accounts	(8,852)
Other receivables, net	$ 330,135

Note 5: AUTOMOBILE, FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

The automobile, furniture, equipment and leasehold improvements are recorded at cost and summarized by major classifications as follows:

		Depreciable Life Years
Automobiles	$ 155,695	5
Furniture & fixtures	27,154	7
Equipment	13,667	5
Computers	150,710	5
Leasehold improvements	18,246	39
	365,472	
Less: accumulated depreciation	(201,317)	
Automobile, furniture, equipment and leasehold improvements, net	$ 164,155	

Depreciation expense for the year ended December 31, 2006 was $63,470.

The automobiles serve as collateral for the automobile loans payable. See Note 8.

Note 6: INVESTMENTS, AT ESTIMATED FAIR VALUE

The investments, at estimated fair value, represent several investments not in the ordinary course of business for the Company. The Company considers these investments as "available for sale," as defined by FASB 115, *Accounting For Certain Investments in Debt and Equity Securities.*

The investments, at estimated fair value consisted of the following at December 31, 2006:

Investments in partnerships	$ 960,129
Registered corporate securities	107,389
Unregistered corporate securities	89,032
Total investments	$ 1,156,550

The investment in partnerships are recorded at their fair value. The registered corporate securities are recorded at market and the unregistered corporate securities are recorded at cost. These investments are considered non–allowable assets for net capital purposes.

The Company included $182,332 in unrealized gains on these investments in comprehensive income at December 31, 2006, and reclassified $1,893,278, from unrealized gains on investments, at estimated fair value in other comprehensive income to the income statement, for investments which were sold.

Note 7: PAYABLE TO CLEARING ORGANIZATION

The Company buys securities in its proprietary account at the clearing firm on margin. Margin interest expense was $321,982 and the margin balance was $1,431,889, for the year ended December 31, 2006.

Note 8: LONG-TERM DEBT

Automobile loans payable consist of a conventional auto loan and a capitalized lease. These loans are collateralized by two automobiles with net book values of $13,594 and $86,796.

Total interest expense on these loans was $2,361 for the year ended December 31, 2006.

Future minimum principal payments on these loans are as follows:

Year ending December 31,	Amount
2007	$ 32,087
2008	33,708
2009	51,581
2010 & thereafter	-
	$ 117,376

The Company has a capitalized lease of $108,495. The lease commenced in July of 2006 and expires in June of 2009. The Company has included the amortization of the lease with depreciation expense in other operating expenses.

Note 9: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the S Corporate tax status, therefore no federal income tax provision is provided. The tax provision of $72,171 is the California franchise tax minimum and taxes paid for other states.

Note 10: PROFIT SHARING PLAN

Effective January 1, 2000, the Company's Board of Directors adopted a qualified 401(K) Profit Sharing Plan (the "Plan"). All employees, 21 years of age or older, are eligible to participate in the Plan, provided they have been employed for more then three (3) months for the 401(k), and over a year to participate in the profit sharing plan. The Company profit sharing contributions are discretionary and are determined each year by the Company. The participants must be employed on the last day of the plan

Note 10: PROFIT SHARING PLAN
(Continued)

year and have worked at least 1,000 hours during the year to receive a pre-tax contribution. The Company may make a pre-tax matching contribution each year. The participant's contributions, earnings and profit sharing bonuses are 100% vested at all times. The Company's matching contributions are vested 20% per year of service after the first year with the Company. The Company recorded profit sharing contributions and matching contributions of $104,150 for the year ended December 31, 2006.

Note 11: RELATED PARTY TRANSACTIONS

The Company received $1,768,696 in commissions from two funds managed by Riley Investment Management, LLC and PTR Partners, LLC. Riley Investment Management, LLC and the Company are both 100% owned by the Company's sole shareholder. PTR Partners, LLC shares common officers with the Company.

During the year 2006, the Company entered into an expense sharing agreement with Riley Investment Management, LLC, whereby the Company provides personal, office space, insurance, and various other and general services. Riley Investment Management, LLC, then reimburses the Company based on a set schedule for these services, outlined in the agreement. During the year ended December 31, 2006, the Company received $112,536 in reimbursements under the agreement.

Note 12: COMMITMENTS AND CONTINGENCIES

Commitments

The Company entered into a lease agreement for office space under a non-cancelable lease which commenced November 1, 2001 and expired October 31, 2004. This lease was amended and extended to July of 2009. The lease contains provisions for rent escalation based on increases in certain costs incurred by the leaser.

Future minimum lease payments under the lease are as follows:

Year	Amount
2007	$ 303,183
2008	312,319
2009	185,514
2010 & thereafter	–
Total	$ 801,016

Rent expense was $573,869 for the year ended December 31, 2006.

Note 12: COMMITMENTS AND CONTINGENCIES (Continued)

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $100,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended December 31, 2006, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 13: RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The evaluation of a tax position in accordance with FIN 48 is a two-step process. The first step is to determine whether it is more-likely-than-not that a tax position will be sustained upon examination based on the technical merits of the position. The second step is measurement of any tax position that meets the more-likely-than-not recognition threshold to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. FIN 48 also provides guidance on the de-recognition of uncertain positions, financial statement classification, accounting for interest and penalties, accounting for interim periods and new disclosure requirements. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact that the adoption of FIN 48 will have on its financial position and results of operations. However, the impact is not expected to be material.

In September 2006, the FASB issued Statement of Accounting Financial Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The company is currently evaluating the new standard. However, adoption of SFAS 157 is not expected to have a material effect on the Company's financial statements.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements Nos. 87, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires companies to recognize on a prospective basis the funded status of

Note 13: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

their defined benefit pension and postretirement plans as an asset or liability and to recognize changes in that funded status in the year in which the changes occur as a component of other comprehensive income, net of tax. The effective date of the pronouncement is a function of whether the Company's equity securities are traded publicly. If the entity has publicly traded securities, the effective date is for fiscal years ending after December 15, 2006. Entities without publicly traded securities must adopt the standard for fiscal years ending after June 15, 2007. The company is currently evaluating the new standard. However, adoption of SFAS 158 is not expected to have a material effect on the Company's financial statements.

Note 14: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2006, the Company had net capital of $4,133,042, which was $3,881,042 in excess of its required net capital of $252,000; and the Company's ratio of aggregate indebtedness ($2,044,891) to net capital was 0.49 to 1, which is less than the 15 to 1 maximum ratio allowed of a broker/dealer.

B. Riley & Co., Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2006

Computation of net capital		
Stockholder's equity		
Common stock	$ 200,000	
Additional paid-in capital	5,398,230	
Retained earnings	1,964,027	
Unrealized gains (losses) on investments at estimated fair value	164,281	
Total stockholder's equity		$ 7,726,538
Less: Non-allowable assets		
Receivable from related parties	(301,583)	
Other receivables	(330,135)	
Automobiles, furniture, equipment & leasehold improvements, net	(164,155)	
Investments, at estimated fair value	(1,156,550)	
Prepaid expenses	(59,823)	
Refundable deposits	(136,640)	
Other assets	(1,117)	
Total adjustments		(2,150,003)
Net capital before haircuts		5,576,535
Less: Adjustments to net capital		
Haircuts on securities	(1,150,763)	
Undue concentration	(292,730)	
Total adjustments to net capital		(1,443,493)
Net capital		4,133,042
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 136,326	
$2,500 per market greater than $5 (88), $1,000 per market less than $5 (32)	$ 252,000	
Minimum dollar net capital required	$ 100,000	
Net capital required (greater of above)		252,000
Excess net capital		$ 3,881,042
Ratio of aggregate indebtedness to net capital	0.49: 1	

There was no material difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2006.

See independent auditor's report.

B. Riley & Co., Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2006

A computation of reserve requirements is not applicable to B. Riley & Co., Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

B. Riley & Co., Inc.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2006

Information relating to possession or control requirements is not applicable to B. Riley & Co., Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

B. Riley & Co., Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2006

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Board of Directors
B. Riley & Co., Inc.:

In planning and performing our audit of the financial statements of B. Riley & Co., Inc. (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the entity's financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 26, 2007

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